Board approval of management and
subadvisory agreements
Background
The Investment Company Act of 1940 (the 1940 Act) requires that the Board of Directors (the Board) of LMP Corporate Loan Fund Inc. (the Fund), including a majority of its members that are not considered to be interested persons under the 1940 Act (the Independent Directors) voting separately, approve the continuation of the investment management contract (the Management
Agreement) with the Fund?s manager, Legg Mason Partners Fund Advisor, LLC
(the Manager) and the sub-advisory agreement (the Sub-Advisory
Agreement) with the Fund?s subadviser, Citigroup Alternative Investments LLC (the Subadviser), on an annual basis. At a meeting (the Contract Renewal Meeting) held in-person on November 13 and 14, 2007, the Board, including the Independent Directors, considered and approved continuation of each of the Management and Sub-Advisory Agreements for an additional one-year term. To assist in its consideration of the renewals of the Management and Sub-Advisory Agreements, the Board received and considered a variety of information about the Manager and Subadviser, as well as the management and sub-advisory arrangements for the Fund and other funds overseen by the Board (the
Contract Renewal Information), certain portions of which are discussed below. A presentation made by the Manager and Subadviser to the Board at the Contract Renewal Meeting in connection with its evaluations of the Management and Sub-Advisory Agreements encompassed the Fund and all the funds for which the Board has responsibility. In addition to the Contract Renewal Information, including information presented by management at the Contract Renewal Meeting, the Board received performance and other information throughout the year related to the respective services rendered by the Manager and the Subadviser. The Board?s evaluation took into account the information received throughout the year and also reflected the knowledge and familiarity gained as Board members of the Fund and other funds in the same complex with respect to the services provided to the Fund by each of the Manager and Subadviser.
The discussion below covers both advisory and administrative functions being rendered by the Manager, each such function being encompassed by the Management Agreement, and the investment advisory function being rendered by the Subadviser.

Board approval of management agreement and sub-advisory agreement
In its deliberations regarding renewal of the Management Agreement and Sub-Advisory Agreement, the Fund?s Board, including the Independent Directors, considered the factors below.

Nature, extent and quality of the services under the management agreement and sub-advisory agreement
The Board received and considered Contract Renewal Information regarding the nature, extent and quality of services provided to the Fund by the Manager and the Subadviser under the Management Agreement and the Sub-Advisory
Agreement, respectively, during the past year. The Board also reviewed Contract Renewal Information regarding the Fund?s compliance policies and procedures established pursuant to Rule 38a-1 under the 1940 Act.
The Board reviewed the qualifications, backgrounds and responsibilities of the senior personnel and the portfolio management team primarily responsible for the day-to-day portfolio management of the Fund. The Board also considered, based on its knowledge of the Manager and its affiliates, the Contract Renewal Information and the Board?s discussions with the Manager and Subadviser at the Contract Renewal Meeting, the financial resources available to the parent organization of the Manager, Legg Mason, Inc. (Legg Mason).
The Board considered the responsibilities of the Manager and the Subadviser under the Management Agreement and the Sub-Advisory Agreement, respectively, including the Manager?s coordination and oversight of services provided to the Fund by the Subadviser and others. The Board also considered the brokerage policies and practices of the Manager and Subadviser, the standards applied in seeking best execution, the policies and practices of the Manager and Subadviser regarding soft dollars, the use of a broker affiliated with the Manager or the Subadviser, and the existence of quality controls applicable to brokerage allocation procedures. In addition, the Manager also reported generally to the Board on, among other things, its business plans, recent organizational changes, including Legg Mason?s plans to address the pending retirement of its Chief Executive Officer, and the compensation plan for the Fund?s portfolio managers.
The Board concluded that, overall, the nature, extent and quality of services provided (and expected to be provided) to the Fund under the Management Agreement and the Sub-Advisory Agreement have been satisfactory under the circumstances.

Fund performance
The Board received and considered performance information and analyses (the Lipper Performance Information) for the Fund, as well as for a group of funds (the Performance Universe) selected by Lipper, Inc. (Lipper), an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to determine the similarity of the Fund with the funds included in the Performance Universe. The Performance Universe consisted of the Fund and all closed-end leveraged loan participation funds, as classified by Lipper, regardless of asset size or primary distribution channel. The Board noted that it had received and discussed with the Manager and Subadviser information throughout the year at periodic intervals comparing the Fund?s performance against its benchmark(s) and,at the Board's request,its peer funds as selected by Lipper.
The Lipper Performance Information comparing the Fund?s performance to that of the Performance Universe based on net asset value per share showed, among other things, that the Fund?s performance for each of the 1-, 3-, 5- and 10-year periods ended June 30, 2007 was ranked in the fourth quintile among the funds in the Performance Universe for that period. In explaining the Fund's performance relative to the Performance Universe, the Manager noted that most of the other funds in the Performance Universe invest in high-yield, emerging markets or similar types of fixed income securities to enhance returns while the Fund invests solely in leveraged corporate loans. According to the Manager, the Fund?s more conservative stance, at the same time, tends to result in lesser volatility than the other funds in the Performance Universe. The Board also considered the Fund?s performance in relation to its benchmark(s) and in absolute terms.
Based on its review, which included consideration of all of the factors noted above, the Board concluded that, under the circumstances, the Fund?s performance supported continuation of the Management and Sub-advisory Agreements for an additional period not to exceed one year.

Management fees and expense ratios
The Board reviewed and considered the management fee (the Management
Fee) payable by the Fund to the Manager in light of the nature, extent and quality of the management and sub-advisory services provided by the Manager and the Subadviser. The Board noted that the compensation paid to the Subadviser is paid by the Manager, not the Fund, and, accordingly, that the retention of the Subadviser does not increase the fees or expenses otherwise incurred by the Fund?s shareholders.
Additionally, the Board received and considered information and analyses prepared by Lipper (the Lipper Expense Information) comparing the
Management Fee and the Fund?s overall expenses with those of funds in an expense group (the Expense Group) selected and provided by Lipper for the 1-year period ended June 30, 2007. The Expense Group consisted of the Fund and nine other closed-end leveraged loan participation funds, as classified by Lipper, excluding certain funds regarded by Lipper as inappropriate for comparative purposes. The ten funds in the Expense Group had common assets ranging from $92.6 million to $1.557 billion and combined common and leveraged assets ranging from $155.4 to $2.3 billion. Only one fund in the Expense Group was smaller than the Fund.
The Lipper Expense Information comparing the Management Fee as well as the Fund?s actual total expenses to the Fund?s Expense Group showed that, on the basis of common assets only, the contractual Management Fee was ranked fifth among the ten funds in the Expense Group; the actual Management Fee (i.e., giving effect to any voluntary fee waivers implemented by the Manager and managers of the other funds in the Expense Group) was ranked sixth among the funds in the Expense Group; and the Fund?s actual total expenses ranked fifth among the funds in the Expense Group. The Lipper Expense Information showed that, on the basis of both common and leveraged assets, the Fund?s contractual Management Fee was ranked fifth among the ten funds in the Expense Group; the actual Management Fee was ranked sixth among the funds in the Expense Group; and the Fund?s actual total expenses ranked fourth among the funds in the Expense Group. The Manager noted that the varying size of funds in the Expense Group made meaningful comparisons difficult, especially since all but one of the other funds in the Expense Group were larger than the Fund.
The Board also reviewed Contract Renewal Information regarding fees charged by the Manager to other U.S. clients investing primarily in an asset class similar to that of the Fund, including, where applicable, separate accounts. The Board was advised that the fees paid by such other clients generally are lower, and may be significantly lower, than the Management Fee. The Contract Renewal Information discussed the significant differences in scope of services provided to the Fund and to these other clients, noting that the Fund is provided with administrative services, office facilities, Fund officers (including the Fund's chief executive, chief financial and chief compliance officers), and that the Manager coordinates and oversees the provision of services to the Fund by other fund service providers. The Board considered the fee comparisons in light of the differences required to manage these different types of accounts. The Contract Renewal Information included an analysis of complex-wide management fees provided by the Manager, which, among other things, set out a proposed framework of fees based on asset classes.
Taking all of the above into consideration, the Board determined that the Management Fee and the sub-advisory fee were reasonable in light of the nature, extent and quality of the services provided to the Fund under the Management Agreement and the Sub-Advisory Agreement.

Manager profitability
The Board, as part of the Contract Renewal Information, received an analysis of the profitability to the Manager and its affiliates in providing services to the Fund.
The Board also received profitability information with respect to the Legg Mason fund complex as a whole. In addition, the Board received Contract Renewal Information with respect to the Manager?s revenue and cost allocation methodologies used in preparing such profitability data, together with a report from an outside consultant that had reviewed the Manager?s methodologies. The profitability to the Subadviser was not considered to be a material factor in the Board?s considerations since the Subadviser?s fee is paid by the Manager, not the
Fund. The profitability analysis presented to the Board as part of the Contract Renewal Information indicated that profitability to the Manager in providing services to the Fund and had decreased over the period covered by the analysis and the Board concluded that the Manager?s profitability was not unreasonable in light of the nature, quality and scope of the services provided by the Manager to the Fund. However, the Board noted that the Manager had implemented a new revenue and cost allocation methodology in 2007 which was used in preparing the profitability analysis presented at the Contract Renewal Meeting and that the methodology was subject to further review and refinement.

Economies of scale
The Board received and discussed Contract Renewal Information concerning whether the Manager realizes economies of scale if the Fund?s assets grow. The Board noted that because the Fund is a closed-end Fund with no current plans to seek additional assets beyond maintaining its dividend reinvestment plan, any significant growth in its assets generally will occur through appreciation in the value of the Fund?s investment portfolio, rather than sales of additional shares in the Fund. The Board determined that the Management Fee structure was appropriate under present circumstances.

Other benefits to the manager and the subadviser
The Board considered other benefits received by the Manager, the
Subadviser and its affiliates as a result of their relationship with the Fund, including the opportunity to obtain research services from brokers who effect Fund portfolio transactions.
* * * * * *
In light of all of the foregoing, the Board determined that, under the circumstances, continuation of the Management and Sub-Advisory Agreements would be consistent with the interests of the Fund and its shareholders and unanimously voted to continue each Agreement for a period of one additional year.No single factor reviewed by the Board was identified by the Board as the principal factor in determining whether to approve continuation of the Management and Sub-Advisory Agreements, and each Board member attributed different weights to the various factors. The Independent Directors were advised by separate independent legal counsel throughout the process. Prior to the Contract Renewal Meeting, the Board received a memorandum discussing its responsibilities in connection with the proposed continuation of the Management and Sub-Advisory Agreements from Fund counsel and the Independent Directors separately received a memorandum discussing such responsibilities from their independent counsel. Prior to voting, the Independent Directors also discussed the proposed continuation of the Management Agreement and the Sub-Advisory Agreement in private sessions with their independent legal counsel at which no representatives of the Manager were present.